Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Hallie D. Heath Direct Dial: (414) 488-7337 Email: HHeath@dykema.com

July 26, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed July 18, 2023
File No. 333-270848

Dear Mr. Purcell and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Oxbridge Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Jay Madhu, dated July 26, 2023 (the “Comment Letter”), with respect to the Company’s Amendment No. 5 (“Amendment No. 5”) to its registration statement on Form S-4 (the “Registration Statement”), filed with the SEC on July 18, 2023. The Company is concurrently submitting a sixth amendment to the Registration Statement (“Amendment No. 6”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 6.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 26, 2023

Amendment No. 5 to Registration Statement on Form S-4

General

1.	We note your reference to the 2023 Extension Meeting and 2023 Extension Amendment Proposal. We further note you are also asking Oxbridge stockholders to vote at the 2023 Extension Meeting to adopt amendments to the Existing Organizational Documents that would allow Oxbridge to consummate the business combination even if Oxbridge will have less than $5,000,001 in net tangible assets (the “Redemption Limitation Amendment Proposal”). Please include a Question and Answer on the 2023 Extension Amendment Proposal and the Redemption Limitation Amendment Proposal. Explain why you are asking stockholders to vote on this proposal now, as opposed to at an earlier time. Additionally, provide a discussion of the related risks for investors and the post-business combination company and include corresponding disclosure in the risk factors section. Lastly, identify the provisions that Oxbridge is relying on in determining that the ordinary shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1, and discuss the impact that the trust falling below $5,000,001 would have Oxbridge’s exchange listing and the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. In that regard, we note you disclose that you received a notice from Nasdaq indicating that the company is no longer in compliance with the minimum market value of listed securities set forth in Nasdaq Listing Rule 5550(b)(2).

Response: In response the Staff’s comments, the Company respectfully advises the Staff that it has filed an Amended Proxy Statement, on July 26, 2023, removing the “Redemption Limitation Amendment Proposal” in its entirety. Additionally, the Company has revised its disclosures on page 19 of Amendment No. 6 to include a Question and Answer on the 2023 Extension Amendment Proposal.

2.	We note that the Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions, including that Oxbridge shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights. Please revise to clarify whether the parties have waived this condition to the closing.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the parties have not waived the closing condition that the Company have at least $5,000,001 of net tangible assets following the exercise of the Redemption Rights. As noted in the registration statement, it is not a waivable condition.

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 26, 2023

3.	Please revise your sensitivity analysis to show the impact on the maximum redemption scenario assuming approval of the Redemption Limitation Amendment Proposal.

Response: In response the Staff’s comments, the Company respectfully advises the Staff that the Company has filed an Amended Proxy Statement, on July 26, 2023, removing the “Redemption Limitation Amendment Proposal” in its entirety. As such, the Company determined revisions to the sensitivity analysis for the maximum redemption scenario were no longer necessary.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 6. If you have any questions, please contact the undersigned at (414) 488-7337 or hheath@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Hallie D. Heath
Hallie D. Heath, Esq.

cc:	Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.